MDS Inc. Interim Report
July 31, 2005 (UNAUDITED)

Consolidated Statements of Financial Position [unaudited]
As at July 31 with comparatives at October 31
[millions of Canadian dollars]	2005	2004
Assets
Current
Cash and cash equivalents	$274	$296
Accounts receivable	287	299
Unbilled revenue	107	83
Inventories	192	181
Income taxes recoverable	25	16
Current portion of future tax asset	19	14
Prepaid expenses and other	29	24
	933	913

Assets available for sale [note 3]	20	20

Capital assets	838	793
Future tax asset	113	123
Long-term investments and other	174	160
Goodwill	664	665
Other intangible assets	44	54
Total assets	$2,786	$2,728

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$325	$319
Deferred revenue	102	101
Income taxes payable	64	49
Current portion of unrealized benefit of future tax asset	17	13
Current portion of long-term debt	6	6
	514	488

Liabilities related to assets held for sale [note 3]	2	2

Long-term debt	488	488
Deferred revenue	30	41
Unrealized benefit of future tax asset	68	82
Other long-term obligations	46	48
Future tax liabilities	63	60
Minority interest	20	22
	1,231	1,231
Shareholders' equity
Share capital [note 2]	840	833
Retained earnings	657	600
Currency translation adjustment	58	64
	1,555	1,497
Total liabilities and shareholders' equity	$2,786	$2,728
Incorporated under the Canada Business Corporations Act. See accompanying notes

Consolidated Statements of Income [unaudited] [see note 3 - Discontinued Operations]
	Three months to July 31		Nine Months to July 31
[millions of Canadian dollars, except per share amounts]	2005	2004	2005	2004
Net revenues	$443	$441	$1,313	$1,299
Cost of revenues	(292)	(281)	(854)	(814)
Selling, general and administration	(83)	(73)	(251)	(226)
Research and development	(7)	(6)	(24)	(27)
Restructuring [note 4]	(5)	-	(5)	(6)
Depreciation and amortization	(18)	(19)	(52)	(51)
Other income (expense) - net [note 6]	(8)	9	(8)	(39)
Equity earnings	-	1	2	1
Operating income	30	72	121	137
Interest expense	(7)	(6)	(17)	(20)
Dividend and interest income	3	3	9	7
Income from continuing operations before income taxes and minority interest	26	69	113	124
Income taxes [note 12]	(8)	(10)	(29)	(60)
Minority interest - net of tax	(3)	(6)	(8)	(2)
Income from continuing operations	15	53	76	62
Income (loss) from discontinued operations - net of tax [note 3]	4	(3)	3	(20)
Net income	$19	$50	$79	$42
Earnings per share [note 5]
Basic	$0.14	$0.35	$0.56	$0.30
Diluted	$0.14	$0.35	$0.56	$0.30
See accompanying notes

Consolidated Statements Of Retained Earnings
	Three months to July 31		Nine months to July 31
[millions of Canadian dollars]	2005	2004	2005	2004
Retained earnings, beginning of period	$642	$557	$600	$572
Net income	19	50	79	42
Repurchase of shares	-	-	(8)	-
Dividends - cash	(3)	-	(11)	(5)
Dividends - stock	(1)	-	(3)	(2)
Retained earnings, end of period	$657	$607	$657	$607

Consolidated Statements of Cash Flows [unaudited]
	Three months to July 31		Nine months to July 31
[millions of Canadian dollars]	2005	2004	2005	2004
Operating activities
Net income	$19	$50	$79	$42
Items not affecting current cash flow [note 9]	19	(2)	60	119
	38	48	139	161
Changes in non-cash working capital balances relating to operations [note 9]	(13)	(8)	(28)	(28)
	25	40	111	133
Investing activities
Acquisitions	-	-	(2)	(2)
Acquisitions of tax assets	-	(16)	-	(19)
Increase in deferred development charges	(4)	(4)	(14)	(4)
Purchase of capital assets	(36)	(27)	(81)	(81)
Purchase of technology license [note 6]	-	(5)	-	(5)
Proceeds on sale of business and investment	-	3	-	12
MDS Proteomics reorganization	-	(18)	-	(18)
Other	-	9	(1)	(5)
	(40)	(58)	(98)	(122)
Financing activities
Increase (repayment) of long-term debt	1	(2)	-	(3)
Increase (decrease) in deferred income and other long-term obligations	(4)	(3)	(9)	11
Payment of cash dividends	(4)	-	(11)	(5)
Issuance of shares	2	2	7	10
Repurchase of shares	-	-	(13)	-
Distribution to minority interest	(2)	(2)	(10)	(9)
	(7)	(5)	(36)	4
Effect of foreign exchange rate changes on cash and cash equivalents	(2)	(4)	1	(5)
Increase (decrease) in cash position during the period	(24)	(27)	(22)	10
Cash position, beginning of period	298	297	296	260
Cash position, end of period	$274	$270	$274	$270

Notes to Unaudited Consolidated Financial Statements

[All tabular amounts in millions of Canadian dollars, except where noted]

  Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2004, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Consolidation of Variable Interest Entities

In 2004, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which applies to fiscal years beginning on or after November 1, 2004. AcG-15 establishes specific criteria to determine if an investee is a variable interest entity and if the equity-holder should consolidate the investee's results. This guidance was introduced to harmonize the Canadian accounting treatment with the United States ("US") accounting treatment.

The adoption of AcG-15 has had no impact on the Company's operations and financial position. The Company will analyze these investments on a quarterly basis.

Measurement Uncertainty

In the determination of assets available for sale from the operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

Capital Assets

On May 1, 2005, the Company commenced the amortization of costs capitalized to the Common Business System initiative. The capitalized costs will be amortized on a straight-line basis over seven years, which is a change from our existing policy on computer systems given the nature of this particular initiative. Amortization recorded in the quarter was $1 million.

2. Share Capital

The following table summarizes information on share capital and related matters at July 31, 2005:

(number of shares in thousands)	Outstanding	Exercisable
Common shares	141,756	n/a
Stock options	7,950	3,826

During the quarter, the Company did not repurchase any Common shares.

3. Discontinued Operations and Assets Held for Sale

During the quarter, the Company completed the sale of the US laboratory partnership interest located in South Florida. A net gain of $6 million was realized on this sale which was classified in discontinued operations. The Company has now fully exited the US diagnostics market.

The Company's Board of Directors has formally approved a plan to divest of the Pharmaceutics and Biopharmaceutics/Biosafety operations within the MDS Pharma Services business and thus these operations are classified as discontinued operations beginning in the third quarter. The businesses included operations at: Tampa, Florida; Bothell, Washington and Blainville, Quebec. In addition, the in vitro Pharmacology site in Geneva, Switzerland, and the Fermentation business in Taipei, Taiwan have also been classified as discontinued operations. The decision to exit these operations was made to concentrate on MDS's core competencies and focus resources and growth efforts on areas that offer strategic synergies for the Company.

The results of discontinued operations in the quarter were as follows:

	Three months to July 31		Nine months to July 31
	2005	2004	2005	2004
Revenues	$14	$28	$51	$105
Income (loss) from discontinued operations - net of tax	$4	$(3)	$3	$(20)

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale should be measured at the lower of carrying amount and fair value less costs to sell. Long-lived assets to be disposed of other than by sale should continue to be classified as held and used until disposed of.

At July 31, 2005, the Company has classified operations of Tampa, Blainville, Bothell and Taipei as held for sale in accordance with Section 3475 of the CICA Handbook. The sale of these operations is expected to occur within one year. No provision for impairment in value has been recorded for these operations.

The following table provides the assets and related liabilities held for sale as at July 31, 2005 and October 31, 2004:

	2005	2004
Accounts receivable	$7	$7
Inventory	1	1
Capital assets	12	12
Total assets held for sale	$20	$20

Accounts payable	$2	$2
Liabilities related to assets held for sale	$2	$2

Management cannot reasonably determine as of July 31, 2005 if there is an impairment in the carrying value of goodwill allocated to the discontinued operations. In the fourth quarter, management will recognize an impairment charge if needed.

The earnings per share impact of discontinued businesses is as follows:

	Three months to July 31		Nine months to July 31
	2005	2004	2005	2004
Earnings per share, continuing operations	$0.11	$0.37	$0.54	$0.44
Earnings (loss) per share, discontinued operations	0.03	(0.02)	0.02	(0.14)
Basic earnings per share	$0.14	$0.35	$0.56	$0.30

4. Restructuring Reserves

An analysis of the activity in the provision through July 31, 2005 is as follows:

	Restructuring Charge	Cumulative Drawdown		Reserve Balance at July 31, 2005
		Cash	Non-Cash
Restructuring charge at
October 31, 2003	$17	$(14)	$(1)	$2
April 30, 2004	4	(4)	-	-
October 31, 2004	10	(7)	(1)	2
January 31, 2005	1	(1)	-	-
July 31, 2005	5	(2)	-	3
	$37	$(28)	$(2)	$7

The Company has realigned the operational plan for the pharmaceutical research services offerings and therefore, the clinical pharmacology unit in Munich, Germany was closed in the quarter. A restructuring charge of $3 million was recognized consisting of fixed asset writedowns, employee severance and other exit related costs.

The Company has also realigned the operating structure of the Canadian bioanalytical laboratories resulting in a restructuring charge of $2 million in the quarter which consisted of employee severance and benefit costs for terminated employees.

As at July 31, 2005, the Company has a remaining restructuring reserve for senior management reductions of $2 million.

5. Earnings per Share

a) Dilution

	Three months to July 31		Nine months to July 31
[number of shares in millions]	2005	2004	2005	2004
Net income available to Common shareholders	$19	$50	$79	$42
Weighted average number of Common shares outstanding - basic	142	141	142	142
Impact of stock options assumed exercised	-	2	-	2
Weighted average number of Common shares outstanding - diluted	142	143	142	144

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months to July 31		Nine months to July 31
		2005	2004	2005	2004
Pro forma net income available to Common shareholders		$18	$48	$75	$35
Pro forma earnings per share	- basic	$0.13	$0.34	$0.53	$0.25
	- diluted	$0.13	$0.34	$0.53	$0.25

During the quarter, the Company granted 55,500 options (2004 - nil) at an average exercise price of $18.04. These options have a fair value determined using the Black- Scholes model of $6.26 per share (2004 - nil) based on the following assumptions for the quarter ended April 30, 2005:

2005
Risk-free interest rate	3.8%
Expected dividend yield	0.67%
Expected volatility	0.336
Expected time to exercise (years)	5.25

6. Other Income (Expense) - Net

	Three months to July 31		Nine months to July 31
	2005	2004	2005	2004
Write-off of purchased technology	$(8)	$-	$(8)	$-
Writedown of long-term investments	-	-	-	(2)
Writedown of other long-term assets	-	-	-	(10)
Gain on patent litigation	-	-	-	14
Gain on sale of business and other	-	1	-	4
Gain on reorganization of MDS Proteomics	-	8	-	8
Writedown of goodwill	-	-	-	(53)
	$(8)	$9	$(8)	$(39)

The writedown of goodwill in the prior year represents a provision for the impairment of goodwill on MDS's investment in Protana Inc. (Protana). MDS's interest was reduced to less than 50% and, consequently, MDS no longer controls Protana.

During the quarter, the Company recorded an $8 million impairment charge relating to a five-year licensing agreement with Protana which granted MDS Pharma Services access to certain Protana biomarker related technology. The license agreement write-off was recorded in the Life Sciences segment.

7. Deferred Development Charges

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. Amortization is provided on a straight-line basis, commencing in the year that the new product development is completed and commercial production commences.

During the quarter, $1 million (2004 - $1 million) of capitalized development costs were amortized and charged to income in the period. Year-to-date, $2 million (2004 - $2 million) was expensed.

8. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit pension plans, retirement compensation arrangements, defined contribution plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. Benefit costs of the defined benefit pension plans for the quarter was $1 million (2004 - $1 million).

9. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to July 31		Nine months to July 31
	2005	2004	2005	2004
Depreciation and amortization	$19	$19	$54	$56
Minority interest	3	6	8	2
Future income taxes	(3)	(20)	(3)	(11)
Equity earnings - net of distribution	1	-	3	2
Writedown of goodwill	-	-	-	63
Writedown of investments	-	-	-	2
Equipment writedown	-	-	-	10
(Gain) loss on sale of business	-	(3)	-	6
Stock option compensation	2	-	2	1
Net-gain on dilution of share ownership	-	(8)	-	(8)
Gain on sale of discontinued operations	(6)	-	(6)	-
Writedown of intangible asset	8	-	8	-
Other	(5)	4	(6)	(4)
	$19	$(2)	$60	$119

Changes in non-cash working capital balances relating to operations include:

	Three months to July 31		Nine months to July 31
	2005	2004	2005	2004
Accounts receivable	$-	$(30)	$11	$(75)
Unbilled revenue	(8)	(3)	(24)	(15)
Inventories	(13)	3	(12)	22
Accounts payable and deferred revenue	-	14	(4)	11
Income taxes	8	3	6	26
Other	-	5	(5)	3
	$(13)	$(8)	$(28)	$(28)

10. Segmented Information

	Three months ended July 31			Three months ended July 31
			2005			2004
	Life Sciences	Health	Total	Life Sciences	Health	Total
Net revenues	$287	$156	$443	$286	$155	$441
Operating income before restructuring	21	14	35	47	22	69
Restructuring activities	(5)	-	(5)	-	-	-
Revenues by products and services:
Medical isotopes			79			81
Analytical equipment			74			78
Pharmaceutical research services			134			127
Clinical laboratory services			100			107
Distribution and other			56			48
Capital expenditures - net	44	2	46	23	4	27
Depreciation and amortization	13	5	18	12	3	15

	Nine months ended July 31			Nine months ended July 31
			2005			2004
	Life Sciences	Health	Total	Life Sciences	Health	Total
Net revenues	$851	$462	$1,313	$844	$455	$1,299
Operating income before restructuring	81	45	126	164	60	224
Restructuring activities	(5)	-	(5)	(2)	(4)	(6)
Revenues by products and services:
Medical isotopes			229			249
Analytical equipment			213			221
Pharmaceutical research services			409			374
Clinical laboratory services			302			311
Distribution and other			160			144
Capital expenditures - net	83	8	91	75	18	93
Depreciation and amortization	42	10	52	34	10	44

In the prior year, operating income before restructuring activities for Proteomics was $3 million, (year-to-date - $81 million operating loss) inclusive of $4 million (year-to-date - $7 million) depreciation and amortization. Due to the reorganization of Protana, there was a reduction in net capital assets of $12 million year-to-date.

11. Financial Instruments

As of July 31, 2005, the Company had outstanding foreign exchange contracts and options in place to sell up to US$190 million, and in certain circumstances up to US$229 million, at a weighted average exchange rate of C$1.26 maturing over the next 7 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate that is also treated as a hedge for accounting purposes.

The fair market value of foreign exchange options not eligible for hedge accounting amounted to $2 million. These contracts are included in accounts payable and are marked to market each period. The Company recorded a $1.4 million gain in this period as a result of marking to market these options.

The carrying amounts and fair values for all derivative financial instruments are as follows:

			Three months to July 31
		2005		2004
		Carrying amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$4	$10	$-	$33
Currency forward and option	- liabilities	$(2)	$(2)	$-	$(2)
Interest rate swap and option contracts		$-	$-	$-	$(2)

12. Income Taxes

A reconciliation of expected income taxes to reported income tax expense for the quarter is provided below. The effective rate for the quarter was 31% (2004 - 14%). The lower than expected taxes are a result of the utilization of losses for which a benefit had not been previously recognized.

	Three months to July 31
	2005	2004
Expected income taxes at MDS's 35% statutory rate	$10	$25
Increase (decrease) in tax rate as a result of:
Benefit of losses previously not recognized	(4)	(6)
Impact of MDS Proteomics tax assets	-	(8)
Other	2	(1)
Reported income tax expense	$8	$10

13. Guarantees

In 2003, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Corp. (the "Borrower"), in exchange for warrants in the Borrower. This loan was secured by a fixed and floating charge over all assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan.

In the prior quarter, the term of the guarantee was extended from June 20, 2005 to June 30, 2007 in connection with the Borrower's credit facility extension to May 25, 2007 and a private placement offering. As consideration for the extension, the Company received warrants to purchase up to 2.75 million common shares (687,500 post-consolidation) of the Borrower at an exercise price of $0.84 per share ($3.36 per share post-consolidation) with a term of five years from the date of issuance. The Company believes that the fair value of the units is nominal, and accordingly has ascribed no value to these units.

During the quarter, the Borrower completed a four-for-one consolidation of their common shares to bring the company into compliance with the minimum bid requirements of the NASDAQ and to maintain its listing.

According to public filings of the Borrower, it will require additional capital early in the fourth quarter in order to continue as a going concern.

14. Contractual Obligations

To diversify the Company's industrial cobalt supply within the Life Science segment, the Company has signed a contract for approximately US$24 million with a Russian company to complement the existing supply of commercial cobalt. This new agreement has a term of 13 years.

15. Subsequent Events

The Company's pharmaceutical research services acquired SkeleTech Inc., a therapeutically focused contract research organization providing pre-clinical discovery and development services in bone and central nervous system biologies, for gross proceeds of US $9 million. Included in the purchase price is a US$2 million of contingent consideration, payable to the vendors if certain profitability levels of the acquired business are attained.

The Company has announced the intention to focus on its core products and services within the Life Science segment as follows: medical isotopes, analytical equipment and pharmaceutical research services. As a result, the Company will reduce its global workforce by approximately 500 employees to reduce costs and operate more efficiently in the Company's competitive environment.

The Company is evaluating transactional alternatives for its partnership interests in Source Medical Corporation and MDS Capital Corp. The Company is actively engaged in discussions with its partners in these businesses.

The Company is considering an alternative ownership structure for the business providing clinical laboratory services as a result of the focus on core businesses.

16. Comparative Figures

Certain figures for the previous year have been reclassified to conform to the current year's financial statement presentation. In addition, segmented information for 2004 has been restated to reflect the discontinued operations reported.